Exhibit G
[FORM INVESTMENT ADVISORY AGREEMENT]
BETWEEN
IRON LEAF CAPITAL CORPORATION
AND
IRON LEAF ADVISORS, LLC
     Agreement made this ___th day of                      2007, by and between IRON LEAF CAPITAL CORPORATION, a Maryland corporation (the “Corporation”), and IRON LEAF ADVISORS, LLC, a Delaware limited liability company (the “Adviser”).
     WHEREAS, the Corporation is a newly organized closed-end management investment fund that intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and
     WHEREAS, the Adviser is a newly organized investment adviser that has registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and
     WHEREAS, the Corporation desires to retain the Adviser to furnish investment advisory services to the Corporation on the terms and conditions hereinafter set forth, and the Adviser wishes to be retained to provide such services;
     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:
1. Duties of the Adviser.
     (a) The Corporation hereby employs the Adviser to act as the investment adviser to the Corporation and to manage the investment and reinvestment of the assets of the Corporation, subject to the supervision of the Board of Directors of the Corporation, for the period and upon the terms herein set forth, (i) in accordance with the investment objective, policies and restrictions that are set forth in the Corporation’s Registration Statement on Form N-2, as filed with the Securities and Exchange Commission on March 22, 2007, and as amended on May 14, 2007 (such Registration Statement at the time it was declared effective on                     , the “Registration Statement”); (ii) during the term of this Agreement in accordance with all other applicable federal and state laws, rules and regulations, and the Corporation’s charter and by-laws; and (iii) in accordance with the Investment Company Act, subsequent to the time the Corporation becomes a BDC. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement, (i) determine the composition of the portfolio of the Corporation, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments made by the Corporation; (iii) close, monitor and service the Corporation’s investments; (iv) determine the securities and other assets that the Corporation will purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide the Corporation with such other investment advisory, research and related services as the Corporation may, from time to time, reasonably require for the investment of its funds. The Adviser shall have the power and authority on behalf of the Corporation to effectuate its investment decisions for the Corporation, including the execution and delivery of all documents relating to the Corporation’s investments and the placing of orders for other purchase or sale transactions on behalf of the Corporation. In the event that the Corporation determines to acquire debt financing, the Adviser will arrange for such financing on the Corporation’s behalf, subject to the oversight and approval of the Corporation’s Board of Directors.
     (b) The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the compensation provided herein.
     (c) The Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Corporation’s investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Corporation, subject to the oversight of the Adviser and the Corporation. The Adviser and not the Corporation shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law.
     (d) The Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.
     (e) Subject to review by and the overall control of the Board of Directors of the Corporation, the Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Corporation and shall specifically maintain all books and records with respect to the Corporation’s portfolio transactions and shall render to the Corporation’s Board of Directors such periodic and special reports as the Board may reasonably request. The Adviser agrees that all records that it maintains for the Corporation are the property of the Corporation and will surrender promptly to the Corporation any such records upon the Corporation’s request, provided that the Adviser may retain a copy of such records.
2. Corporation’s Responsibilities and Expenses Payable by the Corporation.
     All personnel of the Adviser, when and to the extent engaged in providing investment advisory services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by the Corporation. The Corporation will bear all other costs and expenses of its operations, administration and transactions, including (without limitation) those relating to: organization and offering; calculating the Corporation’s net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by the Adviser payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Corporation and in providing administrative services, monitoring the Corporation’s investments and performing due diligence on its prospective portfolio companies; interest payable on debt, if any, incurred to finance the Corporation’s investments; sales and purchases of the Corporation’s common stock and other securities; investment advisory and management fees; administration fees, if any, payable under the Administration Agreement between the Corporation and Iron Leaf Administrator, LLC (the “Administrator”), the Corporation’s administrator; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; federal and state registration fees; all costs of registration and listing the Corporation’s shares on any securities exchange; federal, state and local taxes; independent Directors’ fees and expenses; costs of preparing and filing reports or other documents required by the Securities and Exchange Commission; costs of any reports, proxy statements or other notices to stockholders, including printing costs; fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; and expenses of administration, including direct costs such as printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and all other expenses incurred by the Corporation or the Administrator in connection with administering the Corporation’s business, including payments under the Administration Agreement between the Corporation and the Administrator based upon the Corporation’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of the Corporation’s chief compliance officer and chief financial officer and their respective staffs.
3. Compensation of the Adviser.
     The Corporation agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser may agree to temporarily or permanently waive, in whole or in part, the Base Management Fee and/or the Incentive Fee.
     (a) The Base Management Fee shall be calculated at an annual rate of 2.00% of the Corporation’s gross assets. The Base Management Fee will be payable monthly in arrears, and will be calculated based on the value of the Corporation’s gross assets at the end of the most recently completed calendar quarter, appropriately adjusted for any equity capital raises or repurchases during the current calendar quarter. Base Management Fees for any partial month or quarter will be appropriately pro rated. For the period commencing with the initial public offering of common stock of the Corporation (the “IPO”), through and including December 31, 2007, the Base Management Fee will be payable monthly in arrears, and will be calculated based on the initial value of the Corporation’s assets upon the closing of the IPO.
     (b) The Incentive Fee shall consist of two parts, as follows:
(i)	One part will be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-Incentive Fee net investment income means interest income, dividend income and any other income

(including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that the Corporation receives from portfolio companies) accrued by the Corporation during the calendar quarter, minus the Corporation’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement to the Administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Corporation’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 2.00% per quarter (8.00% annualized), subject to a “catch-up” provision measured as of the end of each calendar quarter. The Corporation’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of its gross assets used to calculate the 2.00% Base Management Fee. The Corporation will pay the Adviser an Incentive Fee with respect to the Corporation’s pre-Incentive Fee net investment income in each calendar quarter as follows: (1) no Incentive Fee in any calendar quarter in which the Corporation’s pre-Incentive Fee net investment income does not exceed the hurdle rate of 2.00%; (2) 100% of the Corporation’s pre-Incentive Fee net investment income with respect to that portion of such pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.50% in any calendar quarter (10.0% annualized); we refer to this portion of our pre-Incentive Fee net investment income (which exceeds the hurdle but is less than or equal to 2.50%) as the “catch-up.” For the absence of doubt, this “catch-up” is meant to provide the Adviser with 20% of the pre-Incentive Fee net investment income as if a hurdle did not apply if this net investment income exceeds 2.50% in any calendar quarter; and (3) 20% of the amount of the Corporation’s pre-Incentive Fee net investment income, if any, that exceeds 2.50% in any calendar quarter (10.0% annualized) payable to the Adviser (once the hurdle is reached and the catch-up is achieved, 20% of all pre-Incentive Fee investment income thereafter is allocated to the Adviser). These calculations will be appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.

(ii)	The second part of the Incentive Fee (the “Capital Gains Fee”) will be determined and payable in arrears as of the end of each calendar year (or upon termination of this Agreement as set forth below), commencing on

December 31, 2007, and will equal 20.0% of the Corporation’s realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain Incentive Fees, with respect to each of the investments in the Corporation’s portfolio; provided that the Incentive Fee determined as of December 31, 2007 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from inception. In the event that this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee.
Examples of Quarterly Incentive Fee Calculation
Example 1: Income Related Portion of Incentive Fee:
Alternative 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Hurdle rate (1) = 2.00%
Management fee (2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
Pre-Incentive Fee net investment income
    (investment income – (management fee + other expenses)) = 0.55%
Pre-Incentive Fee net investment income does not exceed hurdle rate, therefore there is no Incentive Fee.
Alternative 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.95%
Hurdle rate (1) = 2.00%
Management fee (2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
Pre-Incentive Fee net investment income
     (investment income – (management fee + other expenses)) = 2.25%
Incentive Fee = 20% ×Pre-Incentive Fee net investment income, subject to the “catch-up” (4)
     = (2.25% –2.00%)
     = 0.25%
     = 100% x 0.25%
     = 0.25%
Pre-Incentive Fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the income related portion of the incentive fee is 0.25%.
Alternative 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.25%
Hurdle rate (1) = 2.00%
Management fee (2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

Pre-Incentive Fee net investment income
     (investment income – (management fee + other expenses)) = 2.55%
Incentive Fee = 20% × Pre-Incentive Fee net investment income, subject to “catch-up” (4)
Incentive Fee = 100% × “catch-up” + (20% × (Pre-Incentive Fee net investment income – 2.50%))
Catch-up = 2.50% – 2.00%
     = 0.50%
Incentive Fee = (100% × 0.50%) + (20% × (2.55% – 2.50%))
     = 0.50% + (20% × 0.05%)
     = 0.50% + 0.01%
     = 0.51%
Pre-Incentive Fee net investment income exceeds the hurdle rate, and fully satisfies the “catch-up” provision, therefore the income related portion of the incentive fee is 0.51%.

(1)	Represents 8.0% annualized hurdle rate.

(2)	Represents 2.0% annualized base management fee.

(3)	Excludes organizational and offering expenses.

(4)	The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of 20% on all of our pre-Incentive Fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.50% in any calendar quarter.
Example 2: Capital Gains Portion of Incentive Fee*:
Alternative 1:
Assumptions
•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the Incentive Fee would be:

•	Year 1: None

•	Year 2: Capital Gains Fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

•	Year 3: None

$5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

•	Year 4: Capital Gains Fee of $200,000

$6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (Capital Gains Fee taken in Year 2)
Alternative 2
Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: FMV of Investment B determined to be $35 million

•	Year 5: Investment B sold for $20 million

The Capital Gains Fee, if any, would be:

•	Year 1: None

•	Year 2: $5 million Capital Gains Fee

20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

•	Year 3: $1.4 million Capital Gains Fee(1)

$6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million Capital Gains Fee received in Year 2

•	Year 4: None

•	Year 5: None

$5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative Capital Gains Fee paid in Year 2 and Year 3

*	They hypothetical amount of returns shown are based on a percentage of the Corporation’s total net assets and assumes no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this Example.

(1)	As illustrated in Year 3 of Alternative 1 above, if the Corporation were to be wound up on a date other than December 31st of any year, the Corporation may have paid aggregate Capital Gains Fees that are more than the amount of such fees that would be payable if the Corporation had been wound up on December 31 of such year.
4. Covenants of the Adviser.
     The Adviser covenants that it has registered as an investment adviser under the Advisers Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.
5. Excess Brokerage Commissions.
     The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Corporation to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Corporation’s portfolio, and constitutes the best net results for the Corporation.
6. Other Activities of the Adviser.
     The services of the Adviser to the Corporation are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Corporation, so long as its services to the Corporation hereunder are not impaired thereby, and nothing in this Agreement shall limit or restrict the right of any manager, partner, member (including its members and the owners of its members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Corporation’s portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Corporation, subject to the Adviser’s right to enter into sub-advisory agreements. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that Directors, officers, employees and stockholders of the Corporation are or may become interested in the Adviser and its affiliates, as Directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and Directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Corporation as stockholders or otherwise.
7. Responsibility of Dual Directors, Officers and/or Employees.
     If any person who is a manager, partner, member, officer or employee of the Adviser or the Administrator is or becomes a director, officer and/or employee of the Corporation and acts as such in any business of the Corporation, then such manager, partner, member, officer and/or employee of the Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Corporation, and not as a manager, partner, member, officer or employee of the Adviser or the Administrator or under the control or direction of the Adviser or the Administrator, even if paid by the Adviser or the Administrator.
8. Limitation of Liability of the Adviser; Indemnification.
     The Adviser (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with the Adviser, including without limitation, the Administrator) shall not be liable to the Corporation for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings)) with respect to the receipt of compensation for services, and the Corporation shall indemnify, defend and protect the Adviser (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with the Adviser, including without limitation the Administrator, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Corporation or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation. Notwithstanding the preceding sentence of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Corporation or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement. The provisions of this Section 8 shall remain in full force and effect, and the Indemnified Parties shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.
9. Effectiveness, Duration and Termination of Agreement.
     This Agreement shall become effective as of the date above written. This Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of the Corporation’s Board of Directors, or by the vote of a majority of the outstanding voting securities of the Corporation and (b) the vote of a majority of the Corporation’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act. This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Corporation, or by the vote of the Corporation’s Directors or by the Adviser. This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act). The provisions of Paragraph 8 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.
10. Notices.
     Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

11. Amendments.
     This Agreement may be amended by mutual consent. If the Corporation elects to be regulated as a BDC under the Investment Company Act, the consent of the Corporation must be obtained in conformity with the requirements of the Investment Company Act.
12. Entire Agreement; Governing Law.
     This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Corporation is regulated as a BDC under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of New York, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control. To the fullest extent permitted by law, in the event of any dispute arising out of the terms and conditions of this Agreement, the parties hereto consent and submit to the jurisdiction of the courts of the State of New York in the county of New York and of the U.S. District Court for the Southern District of New York.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

IRON LEAF CAPITAL CORPORATION
By:
Name:
Title:

IRON LEAF ADVISORS, LLC
By:
Name:
Title: